For Main Board listed issuers

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 16, 2009

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

For Main Board listed issuers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: March 16, 2009

For Main Board listed issuers

Next Day Disclosure Return

(Equity issuer - changes in issued share capital and/or share buybacks)

Name of listed issuer:	i-CABLE Communications Limited

Stock code:	1097	Date submitted:	16 March 2009

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”).

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities:	Ordinary Shares of HK$1.00 each

I.
Issues of shares (Notes 6 and 7)	No. of shares	Issued shares as a % of existing issued share capital before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount/ premium of issue price to market price (Note 7)
Opening balance as at (Note 2) 13 March 2009	2,012,340,400
(Note 3)

Shares repurchased but not yet cancelled	20,000	0.001%
Closing balance as at (Note 8) 16 March 2009	2,012,340,400

For Main Board listed issuers

Notes to Section I:

1.	Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.

2.	Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.

3.	Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer’s Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

4.	The percentage change in the listed issuer’s issued share capital is to be calculated by reference to the listed issuer’s total issued share capital (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.

5.	Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”.

6.	In the context of a repurchase of shares:

•	“issues of shares” should be construed as “repurchases of shares”; and

•

“issued shares as a % of existing issued share capital before relevant share issue” should be construed as “repurchased shares as a % of existing issued share capital before relevant share repurchase”.

7.	In the context of a redemption of shares:

•	“issues of shares” should be construed as “redemptions of shares”;

•

“issued shares as a % of existing issued share capital before relevant share issue” should be construed as “redeemed shares as a % of existing issued share capital before relevant share redemption”; and

•	“issue price per share” should be construed as “redemption price per share”.

8.	The closing balance date is the date of the last relevant event being disclosed.

For Main Board listed issuers

II.

A.	Purchase report

Trading date	Number of securities purchased	Method of purchase (Note)	Price per share or highest price paid $		Lowest price paid $		Total paid $
16 Mar 09	20,000	On the Exchange	HK$	0.56	HK$	0.56	HK$	11,200

Total	20,000						HK$	11,200

B. Additional information for issuer whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)	(a)80,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution	0.004%

                ((a) x 100)

issued share capital

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 23 May 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

i-CABLE Communications Limited - Announcement
13 March 2009	- 5 -

For Main Board listed issuers

Submitted by:	Wilson W. S. Chan
(Name)

Title:	Company Secretary
(Director, Secretary or other duly authorised officer)

i-CABLE Communications Limited - Announcement
13 March 2009	- 6 -